Exhibit 99.2

The Very Good Food Company | Management’s Discussion and Analysis

FORWARD-LOOKING INFORMATION

The following management’s discussion and analysis (“MD&A”) of the financial condition and results of operation of The Very Good Food Company Inc. (“VERY GOOD” or “the Company”), constitutes management’s review of the factors that affected the Company’s financial and operational performance for the three and nine month periods ended September 30, 2021.

This MD&A contains “forward-looking information” within the meaning of applicable securities laws in Canada and “forward-looking statements” within the meaning of United States Private Securities Litigation Reform Act of 1995, including Section 21E of the Securities Exchange Act of 1934, as amended (collectively referred to as “forward-looking information”). Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances. Any such forward-looking information may be identified by words such as “proposed”, “expects”, “intends”, “may”, “will”, and similar expressions.

This forward-looking information includes, but is not limited to, statements relating to: the Company’s business strategy and growth plans; the Company’s capital expenditures and operations; the scale and timing of the anticipated production capacity increases at its production facilities; the continued strong and increasing demand for VERY GOOD’s products; the appeal and attributes of the Company’s products including taste and nutritional content and their ability to compete; trends and growth expectations in the plant-based industry; planned product innovation and the benefits VERY GOOD expects to derive from any new product launches; wholesale expansion and specifically, VERY GOOD’s US retail expansion and the number of stores VERY GOOD’s products are expected to be in; continued expansion of VERY GOOD’s eCommerce channel; plans for potential future expansion into foodservice and meal kit delivery services; VERY GOOD’s plans and ability to expand internationally including through pilot programs and its eCommerce platform; the use of pilot programs and benefits to be derived therefrom; the function of eCommerce as a brand awareness tool; VERY GOOD’s acquisition strategy; and the impact of the COVID-19 pandemic on VERY GOOD’s business.

Forward-looking information is based on the Company’s opinions, estimates and assumptions in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Company currently believes are appropriate and reasonable in the circumstances. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct.

Certain assumptions with respect to, the impact of COVID-19; continued growth of the popularity of plant-based foods and in particular, vegan meat alternatives, to the continued strong demand for VERY GOOD’s products; no material deterioration in general business and economic conditions; no material fluctuations of interest rates and foreign exchange rates; the successful placement of VERY GOOD’s products in retail stores and continued e-Commerce growth; the availability of sufficient financing on reasonable terms to fund VERY GOOD’s capital and operating requirements, VERY GOOD’s ability to successfully enter new markets and manage its international expansion, VERY GOOD’s ability to increase production capacity and obtain the necessary production equipment, the availability of labour as well as the accuracy of construction schedules and cost estimates for the commissioning of production lines at VERY GOOD’s Rupert and Patterson facilities and the timely receipt of required permits, VERY GOOD’s relationship with its suppliers, distributors and third-party logistics providers, and the Company’s ability to position VERY GOOD competitively, are all material assumptions made in preparing forward-looking information and management’s expectations.

Forward-looking information is based on a number of opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such statements are made and is subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information. These risks, uncertainties and other factors include, but are not limited to, those set forth in VERY GOOD’s most recent Annual Information Form filed with Canadian securities regulatory authorities at www.sedar.com and as an exhibit to the registration statement on Form F-10 filed with the SEC and is available at www.sec.gov. If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. Accordingly, readers should not place undue reliance on forward-looking information.

The forward-looking information contained in this MD&A represents the Company’s expectations as of November 24, 2021 and is subject to change after such date. VERY GOOD disclaims any intent or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

The Very Good Food Company | Management’s Discussion and Analysis

BASIS OF PRESENTATION

The following MD&A is intended to help the reader understand the financial condition and results of the operations of The Very Good Food Company Inc. and constitutes management’s review of the factors that affected the Company’s financial and operating performance for the three and nine months ended September 30, 2021 and 2020. This MD&A has been prepared in compliance with the requirements of National Instrument 51-102 - Continuous Disclosure Obligations. This discussion should be read in conjunction with the unaudited condensed interim consolidated financial statements of the Company for the three and nine months ended September 30, 2021 and 2020, together with the notes thereto and the audited annual consolidated financial statements for the Company for the years ended December 31, 2020 and 2019 together with the notes thereto, prepared in accordance with International Financial Reporting Standards (“IFRS”). The results for the three and nine months period ended September 30, 2021 are not necessarily indicative of the results that may be expected for any future period.

Some of the financial measures we provide in this MD&A are non-GAAP financial measures that have no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. See “Non-GAAP Financial Measures”, starting on page 17, for more information on the Company’s non-GAAP financial measures and reconciliations thereof.

All amounts in this MD&A are expressed in Canadian dollars, except where otherwise indicated. All references to “we”, “us” or “our” refer to the Company, together with its subsidiaries, on a consolidated basis. The information contained in this MD&A, including forward-looking statements, is current as of November 24, 2021 unless otherwise stated.

Additional information regarding the Company is available on the SEDAR website for Canadian regulatory filings at www.sedar.com and on Edgar at www.sec.gov and on the Company’s website at www.verygoodfood.com. The information on the Company’s website is not incorporated by reference into this MD&A and should not be considered a part of the MD&A, and the reference to the Company’s website in this MD&A is an inactive textual reference only.

The Very Good Food Company | Management’s Discussion and Analysis

Q3 2021 HIGHLIGHTS

We use certain operational and financial metrics to measure our performance. These key metrics are highlighted below.

Operational Metrics

	Three months ended September 30,	Three months ended June 30,	Three months ended September 30,	Nine months ended September 30,	Nine months ended September 30,

	2021	2021	2020	2021	2020

For the period ended:

Production volume sold by channel (units)

eCommerce	145,167	216,121	99,869	559,458	213,808

Wholesale	143,478	91,624	63,602	302,634	125,431

	288,645	307,745	163,471	862,092	339,239

Number of eCommerce orders	17,546	24,057	13,107	64,784	26,742

As at period end:

Number of product SKUs manufactured	25	20	14	25	14

Number of wholesale distribution points(1)	4,551	1,869	1,055	4,551	1,055

(1) Wholesale distribution points are defined as the number of retail stores multiplied by the number of SKUs.

The Very Good Food Company | Management’s Discussion and Analysis

Financial Highlights

	Three months ended September 30,	Three months ended June 30,	Three months ended September 30(2),	Nine months ended September 30,	Nine months ended September 30(2),

	2021	2021	2020	2021	2020

Revenue by channel

eCommerce	$ 1,546,146	$ 2,206,403	$ 978,883	$ 5,937,643	$ 1,943,526

Wholesale	846,749	455,055	310,444	1,647,709	585,215

Butcher Shop, Restaurant and Other	143,202	119,223	84,487	374,509	271,416

	$ 2,536,097	$ 2,780,681	$ 1,373,814	$ 7,959,861	$ 2,800,157

Gross Profit(1)	$ 476,893	$ 677,859	$ 295,672	$ 1,745,589	$ 574,168

Adjusted Gross Profit(1)	$ 783,375	$ 1,079,490	$ 387,131	$ 2,841,873	$ 840,716

Gross Margin(1)	19%	24%	22%	22%	21%

Adjusted Gross Margin(1)	31%	39%	28%	36%	30%

Net Loss	$ (13,699,706)	$ (12,500,733)	$ (4,497,027)	$ (41,229,015)	$ (8,045,668)

Adjusted EBITDA net loss(1)	$ (8,174,024)	$ (5,673,109)	$ (3,138,595)	$ (19,239,069)	$ (5,064,851)

Loss per share – basic and diluted	$ (0.13)	$ (0.13)	$ (0.06)	$ (0.42)	$ (0.14)

Weighted average number of shares outstanding – basic and diluted	103,330,623	97,603,729	80,642,478	99,233,603	58,564,669

(1) See “Non-GAAP Financial Measures” starting on page 17 for more information on non-GAAP financial measures and reconciliations thereof to the nearest comparable measures prepared in accordance with IFRS.

(2) Certain operating expenses from the September 30, 2020 period has been restated to conform to the change in presentation of expenditures adopted by the Company (see Note 25 of the condensed consolidated interim financial statements), which changed the Gross Profit from $505,975 and $1,110,702 to $295,672 and $574,168 for the three and nine months ended September 30, 2020 respectively. Gross Margin also changed from 36% and 39% to 22% and 21% for the three and nine months ended September 30, 2020 respectively.

OUR BUSINESS

The Very Good Food Company Inc. is an emerging plant-based food technology company that designs, develops, produces, distributes and sells a variety of plant-based meat, cheese and other food alternatives.

The Company was incorporated on December 27, 2016, under the laws of the province of British Columbia (“BC”), Canada under its original name The Very Good Butchers Inc. The Company changed its name to The Very Good Food Company Inc. on October 1, 2019. Our head office is located at 2748 Rupert Street, Vancouver, BC, V5M 3T7; registered and records office are located at 800 – 885 West Georgia Street, Vancouver, BC, V6C 3H1.

The Company’s shares commenced trading on the Canadian Securities Exchange (the “CSE”) under the symbol “VERY” on June 18, 2020. During the year ended December 31, 2020, the Company’s shares began trading on the Frankfurt Stock Exchange (the “FSE”) under the symbol “0SI” and on the OTC QB Market (the “OTCQB”) under the symbol “VRYYF” effective July 27, 2020 and October 14, 2020, respectively.

Effective March 17, 2021, the Company commenced trading on the TSX Venture Exchange (the “TSXV”) under the symbol “VERY.V”. The Company ceased trading on the CSE on March 16, 2021.

Effective October 13, 2021, the Company’s common shares commenced trading on the Nasdaq Capital Market (“Nasdaq”) under the symbol “VGFC”.

The Very Good Food Company | Management’s Discussion and Analysis

CORPORATE OVERVIEW

Our Business Model

As at September 30, 2021, the Company’s product portfolio consisted of 25 products: 20 products developed under The Very Good Butchers brand and 5 products developed under The Very Good Cheese Co. brand. As at September 30, 2021, our products were produced in three of our four leased facilities located in Victoria, Vancouver and Esquimalt, BC in Canada. Our fourth leased facility, located in Patterson, California, started to produce Taco Stuff’er, one of our most popular products, in November 2021 on commercial kitchen grade equipment. As part of our strategy, we continue to focus on expanding our product portfolio and the number of production facilities – see “Our Strategic Progress” section for further details.

We distribute and sell our products in 10 provinces and three territories in Canada and 50 states in the US through three main revenue channels: (1) eCommerce, (2) Wholesale (including Food Service) and (3) the Butcher Shop & Restaurant Flagship store (collectively, the “Distribution Network”) as described below.

(1)

eCommerce – Our eCommerce Store, accessible through the Company’s eCommerce stores and Amazon US, sells VERY GOOD’s products both individually and in boxed sets, along with a small variety of third-party products that complement our core offerings. In addition, we offer a monthly subscription service which allows customers to receive monthly boxed sets at a discount over a selected period of time. As at September 30, 2021, the Company had over 1,937 active subscribers across Canada and in the US compared to 800 active subscribers at the end of fiscal 2020.

eCommerce sales allow us to capitalize on demand by shipping products directly to consumers and transforming demand into a recurring income stream via reorders. eCommerce also supports our strategy of speed of entry into the market. We can take inspirational new products straight from our test kitchens, produce them in our Victoria facility and sell them online receiving instant consumer feedback, while we start to scale and pitch these new products to retailers.

For the nine months period ending September 30, 2021, the Company shipped 64,784 eCommerce orders which represents 242% of the total eCommerce orders processed in the same period in the prior year. eCommerce revenue increased $3,994,117 (206%) in the nine months ended September 30, 2021, compared to the same period in fiscal 2020. The Company monitors weekly orders versus inventory on hand and manages marketing efforts in lock step with production capacity.

Starting in the third quarter of 2021, we strategically prioritized retail channel sales over that of eCommerce to support new retailers coming online and our US retail launch that began in August 2021. We are currently managing inventory to, first, be able to fill orders expected from retailers and, secondly, support our planned eCommerce holiday promotions in the fourth quarter.

	Nine months ended

	September 30, 2021	September 30, 2020
eCommerce	$5,937,643	$1,943,526

The Very Good Food Company | Management’s Discussion and Analysis

(2)

Wholesale – VERY GOOD has experienced strong demand for its products in the wholesale channel and continues to market its products to a number of large retailers in both Canada and the US. During the third quarter, Canadian wholesale accounts included, but were not limited to, national grocery store chains such as Whole Foods Markets, Thrifty Foods (Sobeys), Save-On-Foods, Fresh St. Market, Choices Markets, IGA, and Farmboy; as well as smaller independent grocers. The Company launched into US retail in August 2021 with retailers including, but not limited to, Wegman’s, Harmon’s, PCC, Earth Fare, Erewhon and Metro Markets. The Company had approximately 4,551 retail distribution points and 1,201 stores in Canada and US as at September 30, 2021. See “Our Strategic Progress” section for further details. As at November 24, 2021, the Company had approximately 5,400 retail distribution points in 1,400 stores across North America.

Wholesale revenue increased $1,062,494 (182%) in the nine months ended September 30, 2021, compared to the same period in fiscal 2020.

During the third quarter of 2021, VERY GOOD strategically prioritized retail channel orders over that of eCommerce to support new retailers coming online and our US retail launch that began in August 2021. Our priorities are to, first, be able to fill orders expected from retailers and, secondly, support our planned eCommerce holiday promotions in the fourth quarter. We are currently managing inventory levels inline with this strategic direction.

	Nine months ended

	September 30, 2021	September 30, 2020
Wholesale	$1,647,709	$585,215

(3)

Butcher Shop & Restaurant Flagship Store – The Butcher Shop & Restaurant located in Victoria, BC is the brick and mortar of our distribution network. Designed as a flagship store to showcase our products, serve as a test kitchen and be utilized as a key marketing and branding tool, the Butcher Shop & Restaurant also retails a small offering of plant-based dairy and cheese alternatives made by local artisan companies. Our second flagship store, based in Vancouver, BC (“Mount Pleasant”), is scheduled to open later in the second quarter of 2022. See “Our Strategic Progress” section for further details.

Our Strategy

Our strategy is grounded in our mission and purpose, our pride in establishing and maintaining strong relationships with our customers through differentiated products, and our commitment to long-term profitable growth.

Our key strategic choices position us to create competitive advantages by offering the right mix of products, creating strong customer awareness and engagement, implementing reliable production at scale, while optimizing our geographic reach and fulfilment:

The Very Good Food Company | Management’s Discussion and Analysis

Scale production and distribution	Strengthen brand awareness and consumer engagement	Launch new products and gain market share	Global expansion

•  Build operational scalability and expand production competencies to meet consumer demand

•  Increase distribution capabilities to drive greater market share capture across Canada and the US

•  Expand into US retail increasing the number of distribution points

•  Deepen brand awareness by encouraging people to consciously make lifestyle choices that affect and contribute to their wellbeing and that of the planet

•  Own consumer relationships by providing the right mix of products at the right price, in the right channels, supported by a brand purpose that consumers can embrace

•  Capitalize on strong R&D capabilities and specialized knowledge of plant-based protein ingredients to expand our range of innovative and delicious product portfolio with a wholesome nutritional profile

•  Invest in technology to support growth and continued development of new innovative products

•  Maximize SKUs and sales velocity of leading products in the market

•  Continue to expand in the Canadian and US markets with plans to launch products in the UK and Europe via eCommerce and retail

•  Execute on accretive acquisitions to further expand product categories and geographic regions

The Very Good Food Company | Management’s Discussion and Analysis

OUR STRATEGIC PROGRESS

Expanding Production Capacity

Increased production capacity enables us to start to meet the pent-up demand for our products, fulfill a larger number of eCommerce orders, expand our points of distribution within our wholesale network and take advantage of potential food service opportunities. Our ability to reliably produce enough product to consistently fulfill orders is an important factor in securing listings with large grocery store chains.

As at September 30, 2021, VERY GOOD had four leased production facilities. Consistent with our growth strategy, we entered into two new food production facility leases during fiscal year 2020 for the Rupert Facility and the Patterson Facility, with the goal of ramping up our production capacity to meet growing demand and increasing the availability of our products to consumers not only in Canada and in the US, but also in Europe. Through the acquisition of the The Cultured Nut Inc. (the “Cultured Nut”) in February 2021, VERY GOOD took over the lease of their existing production facility located in Esquimalt, BC (the “Fairview Facility”).

Rupert Facility

•  Location: Vancouver, BC, Canada

•  Size: 45,000 square feet

•  Potential annual production capacity (in lbs): 37 million

•  Number of production lines: 2

•  Estimated capital expenditures (including tenant improvements): C$20-25 million

•  Start date of food production: May 2021

Patterson Facility

•  Location: Patterson, California, United States

•  Size: 25,000 square feet (with first right of refusal on an additional 25,000 square feet)

•  Potential annual production capacity (in lbs): 98.5 million

•  Number of production lines: 3-4

•  Expected capital expenditures (including tenant improvements): US$30-50 million

•  Expected start date of food production: latter part of 2021

Victoria Facility	• Location: Victoria, BC, Canada • Size: 3,000 square feet • Potential annual production capacity (in lbs): 1.375 million • Commercial kitchen equipment • Start date of food production: 2019

Fairview Facility

•  Location: Esquimalt, BC, Canada

•  Size: 3,000 square feet

•  Potential annual production capacity (in lbs): 500,000

•  Expected capital expenditures (including tenant improvements): C$0.5 million

•  Commercial kitchen equipment

•  Start date of food production: 2019

The Very Good Food Company | Management’s Discussion and Analysis

Rupert Facility

During the third quarter of 2020, a unique opportunity to address near-term demand was presented for an already built-out food production facility in Vancouver, BC (the “Rupert Facility”). The facility comprises approximately 45,000 square feet of production, refrigeration, warehousing, R&D and office space, and is expected to be capable of producing up to 37 million lbs of annualized product to be phased in during 2021 and 2022. The Company took possession of the lease in January 2021.

VERY GOOD commissioned its first line of production (“Line 1”) in April 2021. Line 1 initially produced 7+ SKUs of its popular The Very Good Butcher’s product line, including “The Very Good Burger”, “A Very British Banger”, “Pepperoni”, “Smokin’ Burger”, “Smokin’ Banger”, “Very Good Dog”, “The Very Good Steak”, which are already being sold in the market. The Company began testing these initial 7 SKUs in May 2021 with the production of saleable product underway in June 2021.

In August 2021, VERY GOOD started to test and produce is gluten-free and soy-free Butcher’s Select line of plant-based meat alternatives on Line 1 which initially consists of 5 SKUS including “Breakfast Sausage”, “Bratwurst Sausage”, “Cajun Sausage”, “Flippin’ Good Burger” and “Mmm...Meatballs”. Butcher’s Select products, which are meant to compete with the likes of Beyond Meat and Impossible Burgers, are now fully available in VERY GOOD’s eCommerce stores and on the shelves of retailers.

The operations team is continuing to ramp production from Line 1, recently achieving a key production target of 40,000 lbs produced in a single day in Q4 2021, and is now working towards a milestone of 60,000 lbs produced in a single day, which is targeted for early Q1 2022. We expect that this additional capacity will support the increasing demand for VERY GOOD’s products which have an average sales price of $14 per lb in eCommerce and $7 per lb in wholesale.

The commissioning of the Rupert Facility is experiencing some challenges due to the COVID-19 pandemic. We are experiencing delays in the receipt of production equipment and shipping setbacks. In both Vancouver and California, we are experiencing delays in hiring due to labour shortages as COVID restrictions lighten and businesses open again. The loosening of restrictions is also causing delays in building permitting as businesses start up operations again. We anticipate that these challenges will continue in the near-term and potentially slow the targeted ramp up planned to meet the fast-growing demand for our products in North America.

The second production line at the Rupert Facility (“Line 2”) is planned to be commissioned in Q3 2022 with food production starting mid Q4 2022. Line 2 was originally planned to be commissioned in early Q1 2022; however, due to delays in building permitting for certain improvements needed for the second line and long lead times for equipment to be received, the targeted commissioning date is now the third quarter of 2022. Both delays are an implication of the global pandemic, COVID-19.

Line 2 is expected to produce the Butcher’s Select Line of gluten and soy-free plant-based meat alternatives. These SKUS are currently being produced on Line 1 until Line 2 is commissioned. The Company believes that the near-term forecasted demand for these products can be filled with the production capacity from Line 1 at our Rupert Facility.

Patterson Facility

To support the expansion of our US operations and the introduction of new products into the market, VERY GOOD signed a lease on August 31, 2020, for a 25,000 square foot production facility, with the option to lease an additional 25,000 square feet, located in Patterson, California (the “Patterson Facility”).

The Patterson Facility is strategically located on the same property as one of the Company’s third-party logistics providers such that product can be delivered for distribution by way of a short-haul forklift at minimal cost and time in transit. The Patterson Facility is also located on key shipping routes for ground transportation to wholesale clients and is in close proximity to key suppliers.

The Patterson Facility can accommodate up to three to four production lines allowing for potential capacity of up to 98.5 million lbs of product per year. In September 2021, the Company began food production on commercial-grade kitchen equipment in order to fast-track the production of Taco Stuff’er, one of the VERY GOOD’s most in-demand SKUs. Testing of Taco Stuff’er on this initial production line was completed in early November with saleable production starting shortly thereafter.

The Very Good Food Company | Management’s Discussion and Analysis

The Facility’s first major production line (“Line 1”) is underway for targeted completion in Q3 2022. Once commissioned, Patterson’s Line 1 will produce select products of The Very Good Butchers line up which have not yet been scaled, including the popular Holiday roast “The Stuffed Beast” and the jackfruit based “Ribz”, and will also have the capability to make the brand’s original suite of products. The production of Taco Stuff’er will also be transitioned to Line 1 once commissioned, which is expected to produce an average of 27 million lbs of product per year when fully operational.

Victoria Facility

The Victoria Facility produces our existing SKUs that have not yet been scaled at one of our larger facilities as well as new products in development on a smaller scale to test in the market. In May 2021, the Company announced the achievement of a new production target at its Victoria Facility resulting in an increase in weekly production volume from 20,000 lbs at the end of fiscal 2020 to approximately 24,000 lbs per week due to the addition of new equipment and production labour.

Fairview Facility

Through the acquisition of The Cultured Nut, VERY GOOD took over the lease of the Fairview Facility located in Esquimalt, BC. The Company has scaled the facility’s production capability to 500,000 lbs per year through tenant improvements and the addition of capital equipment as well as enhancing operational process flows. The Fairview Facility will produce the Cultured Nut’s existing SKUs as well as other plant-based cheese products in development.

Developing Innovative Products

We have a team of scientists and food technology experts in Vancouver working on developing innovative new plant-based products and continuously improving the taste and texture of our product lines.

On May 12, 2021, VERY GOOD announced its new brand, The Very Good Cheese Co., and its lineup of five new plant-based cheese products. These new SKUs consist of: “Bold Cheddah”, a white cheddar style vegan cheese; “Cheedah”, a medium cheddar style vegan cheese; “Dill’ish”, a garlic and dill-havarti style vegan cheese; “Goud AF*”, a smoky gouda style vegan cheese; “Pepper Jack”, a monterey jack style vegan cheese and “Sharp and Sassy”, a sharp flavor white cheddar style vegan cheese. The Very Good Cheese Co. products were made available in the US and Canada in June 2021 through the Company’s eCommerce stores and will be available in Canadian retail stores in Q1 2022 with US wholesale in 2022.

These newly announced plant-based cheeses follow the Company’s completed acquisition of The Cultured Nut Inc., a popular artisan vegan cheese producer known for its block-style cheeses. This accelerated brand launch is a key milestone in VERY GOOD’s growth strategy focused on building an expansive plant-based product portfolio through a combination of organic development and strategic acquisitions.

The new dairy-free, plant-based cheese products have already been tested in the market, receiving highly positive feedback from consumers. They join VERY GOOD’s growing portfolio of 20+ plant-based food options, including The Very Good Butchers’ Very Good Pepperoni and Very Good Dog launched last year.

VERY GOOD announced its new gluten-free and soy-free Butcher’s Select product line initially consisting of 5 SKUs in July 2021. The Butcher’s Select product range comprises of premium line of extra meaty artisanal meats made with real, minimally processed ingredients, including pea protein, navy beans, chickpeas, garlic, onion, hemp seeds and organic peppers. This premium line of sausages, burgers and meatballs is gluten-free, soy-free and Non-GMO verified. Butcher’s Select is a ‘cut above’ other plant-based meats currently available. The new product line will diversify VERY GOOD’s portfolio of plant-based meats and position The Very Good Butchers brand in the alternative meat substitute category where products are created to directly simulate their animal-based counterparts and which has been largely dominated by Beyond Meat and Impossible Foods.

The highly anticipated Butcher’s Select products were made available via limited release on VERY GOOD’s eCommerce platform www.verygoodbutchers.com in August 2021. Starting in early Q4 2022, the full product lineup is now fully available in VERY GOOD’s eCommerce stores. The retail rollout of the product line kicked off in September with Butcher’s Select on the shelves of several retail locations in North America, with additional retailers to be added later in the year and into 2022.

The Very Good Food Company | Management’s Discussion and Analysis

Butcher’s Select Mmm...Meatballs won the prestigious NEXTY award in the Best New Frozen Product category in September 2021. The NEXTY Awards is a biannual awards program created to recognize the pinnacle of excellence in the natural products industry, elevating impactful brands and products that inspire a healthy, sustainable future for people and the planet.

In October 2021, VERY GOOD announced two delicious additions to an already innovative line of bean and vegetable-based meats in the form of Butcher’s Select Spicy Meatballs and The Very Good Steak for eCommerce and retail. After seeing overwhelming demand for the NEXTY Award winning Butcher’s Select Mmm...Meatballs, the Spicy Meatballs are an addition that pack a flavorful punch, and more than a little heat. The original plant-based meatballs have entered the market as a flavorful alternative to not only plant-based, but also traditional meat products in the natural food space. The Very Good Butchers Steak is ready to compete in a nascent segment of the plant-based meat alternative category by tackling more sophisticated whole meat muscle products such as strip loin and fillets. It delivers meaty flavor with every shiitake mushroom and beet filled bite, featuring a mouth-watering blend of herbs and spices in a new two-pack product format for double the deliciousness. Previously only available online, the Steak along with the new Spicy Meatballs have been scaled and will soon become available to purchase in retail.

Expansion of Wholesale Distribution

We continue our efforts to expand our Canadian and US wholesale distribution as part of our strategic focus to meet demand and increase customer awareness resulting in revenue growth.

VERY GOOD continued its coast-to-coast expansion in Canada through its wholesale distribution partnership with Horizon Grocery + Wellness, where the Company signed on with Save-On-Foods in August 2021, Canada’s largest Western-based grocery retailer, to carry The Very Good Butchers suite of products in 184 of its retail stores across Canada. Save-on-Foods is the owner of several well-established banners including its namesake Save-On-Foods stores as well as PriceSmart Foods, Urban Fare and Bulkley Valley Wholesale. Save-on-Foods is stocking The Very Good Butchers’ top 5 SKUs including The Very Good Burger, Smokin’ Bangers, Taco Stuff’er, Very Good Pepperoni and the Very Good Dog in 177 of its retail stores and 7 Urban Fare locations across Canada.

On September 2021, the Company announced it has further expanded its product offering within Sobeys Inc.’s (“Sobeys”) retail network. Our popular The Very Good Butchers product line up is now available for the first time in Québec at Rachelle Béry health food stores, and online throughout the Greater Toronto Area via Voilà by Sobeys’ online home delivery service. The Very Good Butchers products will first be available in Rachelle Béry’s 10 grocery stores in Québec.

As of September 30, 2021, The Very Good Butcher’s products were in 805 retail stores across Canada compared to 275 in the prior year, with major retailers including Whole Foods Markets, Thrifty Foods (Sobeys), Fresh St. Market, Choices Markets, IGA, and Farmboy; as well as smaller independent grocers.

Wholesale retail distribution in the US is a key component of our 2021 and future growth strategy. VERY GOOD entered into a new partnership with Boulder, Colorado-based natural food and beverage brokerage, Green Spoon Sales (“Green Spoon”), in May 2021 to accelerate the Company’s reach into grocery and retail across the US. VERY GOOD also signed on with the US distribution arm of United Natural Foods (“UNFI”) later that same month, the largest publicly traded wholesale distributor of health and specialty foods in North America. The Company previously entered into a distribution partnership with UNFI Canada during the fourth quarter of 2020. Later in the second quarter, the Company announced a wholesale distribution agreement with KeHE Distributors, LLC (“KeHE”) a top pure play US wholesale food distributor of natural, organic, speciality and fresh food brands across North America.

The partnerships with Green Spoon, UNFI and KeHe are poised to significantly boost VERY GOOD’s wholesale retail distribution in the US lock step with the ramp up of production at the Rupert Facility. These valued distribution partners have relationships with major grocers including Harmons Grocery, Erewhon Organic Grocer, Sprouts Farmers Market, Whole Foods, Thrive Market and Associated Food Stores.

On September 14, 2021, VERY GOOD announced it is further expanding its US retail presence with Earth Fare, a US based health and wellness supermarket retailer. Starting in November, VERY GOOD’s original The Very Good Butchers suite of plant-based alternative meat products and its newest gluten-free and soy-free product line, Butcher’s Select, will be rolled out into all 23 of Earth Fare’s locations in major states including North Carolina, South Carolina, Florida, Tennessee, Virginia, Georgia, Ohio and Michigan. Other wholesale accounts include, but are not limited to, Wegman’s, Raley’s, Harmon’s, PCC, Earth Fare, Erewhon and Metro Markets.

The Very Good Food Company | Management’s Discussion and Analysis

As of September 30, 2021, VERY GOOD’s products were placed in 396 US stores in 20 cities across 15 states; bringing the total number of stores across North America to 1,201.

In the third quarter of 2021, the Company launched into US retail and strategically prioritized retail orders over eCommerce by reserving inventory for the wholesale channel to secure long-term in store listings and meet fill requirements on orders received. This resulted in higher units sold in the wholesale channel and an increase in retail revenue in the third quarter by $391,694 (86%) from $455,055 in Q2 2021.

VERY GOOD also focused on building inventory in the third quarter of 2021 to support the US retail launch and new retailers coming online as well as planned eCommerce promotions in the fourth quarter of 2021 relating to both the Canadian and US Thanksgivings and the holiday season. During the third quarter, VERY GOOD continued to ramp up production at the Rupert Facility to meet the demand for its products including the addition of a third shift to meet the continued demand for our products. Finished goods inventory increased by $693,986 (85%) from $821,272 in the second quarter of 2021.

We expect to be on the shelves of many more stores by the end of the year, but more so in the first and second quarters of 2022, after major retailers’ fall 2021 product category review periods. Retailers have set periods in their annual calendars, called product category review periods, where new entrants into their stores are considered. Food suppliers, such as VERY GOOD, present their innovative products along samples, marketing materials and suggested pricing to have their SKUs selected by the retailers. For major retailers, the next product category review period is this fall for entry onto their shelves in Q1 2022. VERY GOOD currently has over 2,000 retail stores confirmed to carry its products in Q1 2022 across North America.

VERY GOOD recently announced record sales of $1,487,857 achieved in October 2021 due to increased demand for VERY GOOD’s products in both its eCommerce and wholesale channels. The increase in retail revenue resulted from additional wholesale accounts in Canada and from the US retail launch in August. eCommerce sales were higher due to the demand for holiday products including the Stuffed Beast and the limited-edition Thanksgiving Box. In October, Stuffed Beast sales were seven times the number sold in the same month in the prior year. The increased retail listings across the US and Canada and demand for vegan meat alternatives for the holidays drove revenue in October to twice that of the same month in 2020.

Expansion of eCommerce

eCommerce is a key channel for VERY GOOD as it amplifies our speed to market strategy and raises brand awareness for our products.

In June 2021, the Company launched an Amazon US storefront. US-based customers now have access to the Company’s popular bean-based products through their well-known Butcher Boxes which include some of The Very Good Butchers best sellers such as Very Good Pepperoni, The Very British Banger, The Very Good Burger and the Taco Stuff’er. VERY GOOD’s Butcher boxes will also be available through Amazon’s app making it even easier for consumers to order its delicious products.

In August 2021, the Company launched its UK eCommerce website allowing UK-based customers to order VERY GOOD’S Butcher Boxes. Consumer demand for plant-based foods is growing at a rapid pace in the UK. Google Trends listed the UK as the number one growing country searching veganism; and a recent survey conducted by Finder shows that the number of vegans increased by 40% in 2020. The Very Good Butchers is on a mission to make plant-based foods not only nutritious and delicious, but approachable and accessible across the globe.

Since the privacy updates implemented by Apple in April 2021 and the changes Facebook made to their advertising tools shortly after, the data collection features used by advertisers have become less effective. As a result, VERY GOOD, along with other direct to consumer businesses, have been limited in the ways we can target consumers and measure the success of specific ad campaigns. The cost of digital marketing initiatives also continues to rise with the lightning of COVID restrictions and as more businesses come back online. Even with these rapidly shifting changes in policies and the marketing environment, we are committed to find new initiatives to steadily grow our eCommerce channel revenue.

The Very Good Food Company | Management’s Discussion and Analysis

During the third quarter of 2021, the Company launched into US retail and strategically prioritized retail orders over eCommerce by reserving inventory for the wholesale channel to secure long-term in store listings and meet fill requirements on orders received. As a result of the strategic decision to prioritize retail orders over eCommerce as well as the challenges with digital marketing initiatives due to the privacy updates made by Apple and Facebook, eCommerce revenue decreased by $660,256 (30%) from $2,206,402 in Q2 2021.

VERY GOOD recently announced record sales of $1,487,857 achieved in October 2021 due to increased demand for VERY GOOD’s products in both its eCommerce and wholesale channels. The Company recently launched into US retail in August 2021 and was in over 396 stores in the US, in addition to 805 stores in Canada, at the end of September. eCommerce sales also rose due to the demand for holiday products including the Stuffed Beast and the limited-edition Thanksgiving Box. In October, Stuffed Beast sales were seven times the number sold in the same month in the prior year. These increased listings across the US and Canada and demand for vegan meat alternatives for the holidays drove revenue in October to twice that of the same month in 2020.

Food Services and Meal Kit Services

Entering the food service industry and meal kit category is a natural growth opportunity for VERY GOOD as the brand continues to earn positive recognition and see significant demand from retailers, distributors and consumers.

The Company announced in June 2021 that it has partnered with Vancouver-based homegrown meal kit company, Fresh Prep, to add VERY GOOD’s innovative plant-based food products to its extensive menu of recipes and meal kits. The partnership with Fresh Prep marks VERY GOOD’s entry into the food service and meal kit space representing the latest milestone in its growth strategy, which focuses on making its diversified line of minimally processed, high-quality plant-based foods easily accessible to its growing consumer base. Fresh Prep is Canada’s most sustainable meal kit company with more than 75% of ingredients and add-on items supplied by local companies. VERY GOOD’s popular The Very Good Burger, Smokin’ Burger, and Smokin’ Bangers will be a part of Fresh Prep’s add-on menu, and will be marketed along with their BBQ kits and other summer grilling campaigns.

In June 2021, VERY GOOD entered into an arrangement with Copper Branch, the world’s largest plant-based restaurant franchise with over 40 locations across North America. Copper Branch will make The Very Good Butchers’ delicious and nutritious plant-based products available to its customers to purchase from branded in-store freezers. The quick service chain will initially set up the branded freezers in eight Copper Branch locations across Canada starting this summer. This partnership marks VERY GOOD’s second step into the North American food service industry.

Pilot Programs

In October 2021, VERY GOOD announced its new initiative to offer same day delivery of its plant-based meats to consumers’ doors in 30 minutes, with orders to be fulfilled by online food delivery services like Uber Eats, Grubhub and DoorDash. The new initiative will feature a mix of The Very Good Butchers’ carefully crafted plant-based meats including its new gluten and soy-free Butcher’s Select Flippin’ Good Burger, Cajun Sausage, Bratwurst Sausage, MMM…Meatballs and Breakfast Sausage. The pilot program is underway with the Stuffed Beast currently being offered direct to consumers in select US cities including Los Angeles, San Jose, Las Vegas, Philadelphia and Chicago, in just 30 minutes, in time for the holiday season. We believe this entry into on-demand delivery services supports the Company’s omnichannel approach to the distribution of its products and revenue growth.

In the fourth quarter, VERY GOOD also announced its plans for a pilot program in China for the beginning of 2022 to offer its carefully crafted plant-based meats under its flagship brand: The Very Good Butchers. VERY GOOD is working with partners in China to assess the importation of its products and supply chain logistics to execute a successful plan. The Company is executing on its larger growth strategy and the new pilot launch in China is only the beginning of our planned international expansion.

Strategic Acquisitions

Our acquisition strategy centers on assessing selective complementary assets with new superior product offerings creating the right mix of products for our customers, generating strong brand awareness, manufacturing or distribution capabilities, with North American or European footholds and the opportunity for large upside potential.

On February 24, 2021, in line with our M&A strategy, the Company completed the acquisition of The Cultured Nut Inc., a highly popular artisan vegan cheese producer on the West Coast of Canada with current sales distribution in several online and grocery retailers including select Whole Foods Market stores. The Company rebranded Cultured Nut’s product line under a new brand called The Very Good Cheese Co. which was launched in June 2021 and are available via eCommerce in the US and Canada with a planned retail rollout in the latter part of the year. This marks the first accretive acquisition for VERY GOOD at a time when the plant-based industry is experiencing tremendous growth.

The Very Good Food Company | Management’s Discussion and Analysis

The acquisition of Cultured Nut was completed pursuant to a share purchase agreement with the shareholders of Cultured Nut for an aggregate purchase price of $3,000,000; comprised of an equity payment of $1,000,000 consisting of 139,676 VERY GOOD common shares at a deemed price of approximately C$7.16 per share and a cash portion of $2,000,000 of which $1,000,000 is contingent on the successful achievement of certain milestones related to the integration of The Cultured Nut’s business over a 12-month period.

On March 15, 2021, VERY GOOD completed the strategic acquisition of the Lloyd-James Marketing Group Inc. (“Lloyd-James”), a boutique wholesale and food service broker specializing in the plant-based food industry with a history of placement in large natural, speciality and conventional grocery retailers such as Sobeys, Metro, Loblaws and Walmart. Since 2019, Lloyd-James has played an integral role in the development of VERY GOOD’s retail distribution network into retailers such as Whole Foods Market, Sobeys, The Pattison Group and several others.

The acquisition of Lloyd-James was completed pursuant to a share purchase agreement with the sole shareholder of Lloyd-James for an aggregate purchase price of $1,075,000; comprised of an equity payment of $400,000 consisting of 62,329 VERY GOOD common shares at a deemed price of approximately $6.42 per share and a cash portion of $675,000 of which $350,000 is contingent on the successful achievement of certain milestones related to the achievement of specific sales targets during the fiscal period ended 2021.

Strategic Warehousing and Logistics Partnerships

Establishing hubs across North America is a critical step in building a scalable eCommerce business, reducing shipping costs, and enhancing customer relationships through faster delivery times. In the latter part of 2020, the Company signed agreements with three strategically located third party logistics providers (“3PL”) in North America to increase speed of delivery to customers and reduce associated shipping costs for its eCommerce orders. The 3PL facilities’ centralized locations provide VERY GOOD with the capabilities of reaching anywhere in North America in 2-3 days via ground transportation. All three providers pick, pack and ship for our eCommerce orders and wholesale palletize for retail orders.

With the launch of our UK eCommerce platform in August 2021, the Company announced a distribution partnership with Peter Green Chilled, a leading 3PL logistics provider with over 19,000 points of distribution throughout the UK and Europe, to support the Company’s UK eCommerce launch in August 2021. Peter Green Chilled will be our Importer of Record to help distribute the Company’s delicious and wholesome plant-based products first in the UK, and then, Europe. Peter Green Chilled offers a full complement of 3PL logistics services including importing, customs clearance, warehousing and transportation of food products throughout the UK and Europe. We are currently exploring 3PL partnerships in Europe with plans to launch an online platform in the European Union in the first half of 2022.

Victoria Flagship Store

In October 2021, we opened our new flagship Butcher Shop & Restaurant located in downtown Victoria, BC. The new flagship restaurant has an outdoor patio and a larger footprint than our previous butcher shop and will accommodate a higher volume of customers while maintaining COVID-19 pandemic social distancing protocols. This Butcher Shop & Restaurant will be a template for the opening of additional flagship stores across strategic cities in North America.

Mount Pleasant Flagship Store and R&D Innovation Centre

In January 2020, the Company signed a lease for an approximately 14,000 square feet space in Vancouver’s Mount Pleasant district and took possession on September 1, 2020. Mount Pleasant will be our second flagship store with a retail front featuring our Butcher Shop & Restaurant concept including a test kitchen and R&D innovation centre. The R&D innovation centre will include a smaller production line which will be used to test new products and produce product for sale. This investment in product innovation and development will allow for the rapid introduction of new creative products into the market in line with our growth strategy.

The design and layout for Mount Pleasant have been finalized. The Company is working with the City of Vancouver on the approval of construction permits required which has delayed the opening from Q4 2021 to Q2 2022 because of COVID-19. There could be further delays in opening due to the demand for tradespeople increasing as businesses start to operate again from the lightening of COVID-19 restrictions.

The Very Good Food Company | Management’s Discussion and Analysis

The Mount Pleasant Flagship Store will be our second Butcher Shop & Restaurant, with the first located in Victoria, BC. We believe these flagship stores are key marketing and branding tools which allow new consumers to sample our products.

Financings

On June 7, 2021, the Company announced that it has entered into a senior secured credit facility (the “Credit Facility”) with Waygar Capital Inc. (“Waygar Capital” or the “Agent”), as agent for Ninepoint Canadian Senior Debt Master Fund L.P. (“Ninepoint Partners” or the “Lender”). The Credit Facility consists of a C$20 million revolving line of credit and a C$50 million senior secured asset backed term loan. All amounts drawn are subject to specific borrowing requirements and under the Credit Facility will pay interest at a rate of 9.95% per annum and will be repaid in full upon maturity. The Credit Facility has a term of 24 months with an option to renew, upon mutual consent, for another 12 months and is secured by a first-priority security interest on substantially all of VERY GOOD’s assets (refer to Note 12 of the condensed interim consolidated financial statements). The amount we may draw under the term loan at any given time is tied to a prescribed proportion of the appraised value of our eligible equipment from time to time. Only certain equipment may be financed, and no value is given for equipment installation costs. As at September 30, 2021, a total of $5,294,078 is outstanding, net of an unamortized discount of $176,797, and $26,679 is outstanding for interest, which is included in accounts payable and accrued liabilities.

On July 2, 2021, the Company completed its Canadian bought deal prospectus offering (the “Offering”) consisting of 5,594,750 units of the Company’s common shares (the “Units”) at a price of $3.70 per unit for total gross proceeds of $20,700,575. Each Unit consisted of one common share in the capital of the Company and one-half of one common share purchase warrant (each whole warrant, a “Warrant”), with each Warrant entitling the holder to purchase one additional common share at a price of $4.60 per Warrant until January 2, 2023.

On October 19, 2021, the Company completed an SEC-registered direct offering with certain institutional investors for the purchase and sale of approximately 15,000,000 units of the Company (the “Direct Units”) at a price of US$2.00 per unit for total gross proceeds of US$30,000,000. Each Direct Unit consisted of one common share in the capital of the Company and one-half of one common share purchase warrant (each whole warrant, a “Direct Warrant”), with each Direct Warrant entitling the holder to purchase one additional common share at a price of US$2.35 per Direct Warrant until October 19, 2026.

OUTLOOK

Please refer to the “Our Strategic Process” for an update on the Company’s outlook.

COVID-19

Along with businesses globally, VERY GOOD is subject to the continuing risk that COVID-19, and its current and/or any future variants, may impact our results of operations or financial condition through disruptions to our operations including as a result of temporary production suspensions at our production facilities, production ramp-up delays, interruptions in our supply chain and distribution network, or new indoor dining restrictions at our Victoria Flagship Store. We continue to utilize and refine our safety protocols to ensure the health and wellness of our employees which include the use of personal protective equipment and physical distancing initiatives to reduce risk within our facilities and mitigate the direct impacts of COVID-19. However, during the third quarter ended September 30, 2021, our operations were affected by indirect impacts of the pandemic through delays in the delivery of production equipment as well as delays in the approval of building permits for both the Rupert Facility and the Mt. Pleasant Flagship Butcher Shop & Restaurant. Taken together, these developments, if prolonged, may slow our targeted ramp-up of our Rupert Facility and the opening of our new Flagship store.

The extent of the impact of COVID-19 on future periods will depend on future developments, all which are uncertain and cannot be predicted, including the duration or resurgence of the pandemic, government responses and health and safety measures or directives put in place by public health authorities, and sustained pressure on global supply chains causing supply and demand imbalances.

The Very Good Food Company | Management’s Discussion and Analysis

FINANCIAL PERFORMANCE REVIEW

Selected Financial Information

	Three months ended September 30,	Three months ended June 30,	Three months ended September 30(2),	Nine months ended September 30,	Nine months ended September 30(2),

	2021	2021	2020	2021	2020

Revenue	$2,536,097	$2,780,681	$1,373,814	$7,959,861	$2,800,157

Procurement expense	(2,059,204)	(2,102,822)	(1,078,142)	(6,214,272)	(2,225,989)

Gross profit(1)	$476,893	$677,859	$295,672	$1,745,589	$574,168

Gross margin (1)	19%	24%	22%	22%	21%

Fulfilment expense	(1,804,459)	(2,045,714)	(637,905)	(5,833,068)	(1,129,499)

General and administrative expense	(7,089,277)	(6,834,880)	(1,890,707)	(23,498,714)	(3,226,522)

Marketing and investor relations expense	(2,178,765)	(2,579,656)	(1,365,552)	(6,904,766)	(2,269,357)

Research and development expense	(566,672)	(515,965)	(104,908)	(1,448,657)	(267,732)

Pre-production expense	(1,327,009)	(656,288)	–	(2,868,832)	–

Operating loss	(12,489,289)	(11,954,644)	(3,703,400)	(38,808,448)	(6,318,942)

Finance expense	(1,089,004)	(405,947)	(782,506)	(1,851,981)	(1,694,839)

Other expense	(121,413)	(140,142)	(11,121)	(568,586)	(31,887)

Net loss	$(13,699,706)	$(12,500,733)	$(4,497,027)	$(41,229,015)	$(8,045,668)

Adjusted gross profit(1)	$783,375	$1,079,490	$387,131	$2,841,873	$840,716

Adjusted gross margin(1)	31%	39%	28%	36%	30%

Adjusted general and administrative expense(1)	$3,963,524	$2,208,555	$1,466,121	$8,372,915	$2,329,353

Adjusted EBITDA net loss(1)	$(8,174,024)	$(5,673,109)	$(3,138,595)	$(19,239,069)	$(5,064,851)

(1) See “Non-GAAP Financial Measures” starting on page 17 for more information on non-GAAP financial measures and reconciliations thereof.

(2) Certain operating expenses from the September 30, 2020 period have been restated to conform to the change in presentation of expenditures adopted by the Company (see Note 25 of the condensed consolidated interim financial statements).

NON-GAAP FINANCIAL MEASURES

Non-GAAP financial measures are metrics used by management that does not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies.

The Very Good Food Company | Management’s Discussion and Analysis

Adjusted EBITDA Net Loss

Management defines adjusted EBITDA net loss as net loss before finance expense, tax, depreciation and amortization, share-based compensation and other one-time and non-cash items. Management believes adjusted EBITDA net loss is a useful financial metric to assess its operating performance because it excludes the impact of these one-time and non-cash items that do not directly relate to our underlying business performance.

	Three months ended September 30,	Three months ended June 30,	Three months ended September 30,	Nine months ended September 30,	Nine months ended September 30,

	2021	2021	2020	2021	2020

Net loss as reported	$ (13,699,706)	$ (12,500,733)	$ (4,497,027)	$ (41,229,015)	$ (8,045,668)

Adjustments:

Depreciation	616,111	512,168	117,265	1,457,763	271,982

Loss on disposal of equipment	10,255	2,679	–	32,816	–

Gain on termination of lease	–	(239)	7,533	(1,600)	7,533

Finance expense	1,102,858	402,432	190,244	1,867,040	337,577

Share-based compensation	3,796,458	5,835,989	379,326	18,406,456	829,337

Shares, units and warrants issued for services	–	74,595	71,802	227,471	177,126

Loss on settlement of debt	–	–	592,262	–	1,357,262

Adjusted EBITDA net loss	$ (8,174,024)	$ (5,673,109)	$ (3,138,595)	$ (19,239,069)	$ (5,064,851)

Adjusted Gross Profit and Adjusted Gross Margin

Management utilizes adjusted gross profit to provide a representation of performance in the period by excluding the non-cash impact of share-based compensation recognized in procurement expense during the period as well as The Butcher Shop & Restaurant related procurement costs. Management believes adjusted gross profit provides useful information as it represents gross profit for management purposes based on cost to procure and manufacture the Company’s finished goods. Adjusted gross margin is calculated by taking adjusted gross profit divided by revenue.

	Three months ended September 30,	Three months ended June 30,	Three months ended September 30(1),	Nine months ended September 30,	Nine months ended September 30(1),

	2021	2021	2020	2021	2020

Revenue	$ 2,536,097	$ 2,780,681	$ 1,373,814	$ 7,959,861	$ 2,800,157

Procurement expense	(2,059,204)	(2,102,822)	(1,078,142)	(6,214,272)	(2,225,989)

Gross profit	$ 476,893	$677,859	$295,672	$1,745,589	$574,168

Adjustments:

The Butcher Shop & Restaurant procurement expense	120,081	117,484	76,460	367,187	237,303

Share-based compensation	186,401	284,147	14,999	729,097	29,245

Adjusted gross profit	$ 783,375	$ 1,079,490	$ 387,131	$ 2,841,873	$ 840,716

Adjusted gross margin	31%	39%	28%	36%	30%

(1) Certain operating expenses from the September 30, 2020 period has been restated to conform to the change in presentation of expenditures adopted by the Company (see Note 25 of the condensed consolidated interim financial statements), which changed the Gross Profit from $505,975 and $1,110,702 to $295,672 and $574,168 for the three and nine months ended September 30, 2020 respectively.

The Very Good Food Company | Management’s Discussion and Analysis

Adjusted General and Administrative Expense

Management defines adjusted general and administrative expense as general and administrative expense excluding non-cash items such as share-based compensation and depreciation expense. Management believes adjusted general and administrative expense provides useful information as it represents the corporate costs to operate the business excluding any non-cash items.

	Three months ended September 30,	Three months ended June 30,	Three months ended September 30(1),	Nine months ended September 30,	Nine months ended September 30(1),

	2021	2021	2020	2021	2020

General and administrative expense	$ (7,089,277)	$ (6,834,880)	$ (1,890,707)	$ (23,498,714)	$ (3,226,522)

Adjustments:

Share-based compensation	3,043,998	4,546,887	352,470	14,931,844	764,875

Depreciation	81,755	79,438	72,116	193,955	132,294

Adjusted general and administrative expense	$ (3,963,524)	$ (2,208,555)	$ (1,466,121)	$ (8,372,915)	$ (2,329,353)

(1) Certain operating expenses from the September 30, 2020 period has been restated to conform to the change in presentation of expenditures adopted by the Company (see Note 25 of the condensed consolidated interim financial statements), which changed the general and administrative expense to $1,890,707 and $3,226,522 for the three and nine months period ended September 30, 2020 respectively.

Revenue

Revenue by geographic region

	Three months ended September 30,	Three months ended June 30,	Three months ended September 30,	Nine months ended September 30,	Nine months ended September 30,

	2021	2021	2020	2021	2020

Canada	$ 1,633,112	$ 1,559,674	$ 1,227,850	$ 4,550,145	$ 2,654,193

United States	899,400	1,221,007	145,964	3,406,131	145,964

United Kingdom	3,585	–	–	3,585	–

Total	$ 2,536,097	$ 2,780,681	$ 1,373,814	$ 7,959,861	$ 2,800,157

Revenue by channel

	Three months ended September 30,	Three months ended June 30,	Three months ended September 30,	Nine months ended September 30,	Nine months ended September 30,

	2021	2021	2020	2021	2020

eCommerce	$ 1,546,146	$ 2,206,402	$ 978,883	$ 5,937,643	$ 1,943,526

Wholesale and Meal Prep	846,749	455,055	310,444	1,647,709	585,215

Butcher Shop & Restaurant and Other	143,202	119,224	84,487	374,509	271,416

Total	$ 2,536,097	$ 2,780,681	$ 1,373,814	$ 7,959,861	$ 2,800,157

Three Months Ended September 30, 2021 compared to June 30, 2021

Revenue decreased $244,584 (9%) to $2,536,097 in the third quarter of 2021, compared to $2,780,681 in the previous quarter ended June 30, 2021. In the third quarter of 2021, the Company launched into US retail and strategically prioritized retail orders over eCommerce by reserving inventory for the wholesale channel to secure long-term in store listings and meet fill requirements on orders received. This resulted in higher units sold in the wholesale channel and an increase in retail revenue in the third quarter by $391,694 (86%) from $455,055 in Q2 2021. As a result of the strategic decision to prioritize retail orders over eCommerce as well as the challenges with digital marketing initiatives due to the privacy updates made by Apple and Facebook, eCommerce revenue decreased by $660,256 (30%) from $2,206,402 in Q2 2021.

The Very Good Food Company | Management’s Discussion and Analysis

Three Months Ended September 30, 2021 compared to September 30, 2020

Revenue increased $1,162,283 (85%) to $2,536,097 in the third quarter of 2021, compared to $1,373,814 in the same period in fiscal 2020. The growth in revenue was driven by an increase of $567,263 in eCommerce sales and $536,305 in wholesale revenue due to the Company’s scaling of production and distribution to meet demand in both sales channels. Of the increase in revenue, $753,436 was attributed to US sales from the launch into US retail in the third quarter of 2021; a key growth market for the Company.

Nine months Ended September 30, 2021 compared to September 30, 2020

Revenue increased $5,159,704 (184%) to $7,959,861 in the nine months ended 2021, compared to $2,800,157 in the same period in fiscal 2020. The growth in revenue was primarily driven by an increase of $3,994,117 in eCommerce sales and $1,062,494 in wholesale revenue due to the Company’s scaling of production and distribution to meet demand in both sales channels. Of the increase in revenue, $3,260,167 was attributed to US sales due to the Company’s strategic focus on the US market as a key growth opportunity both the eCommerce and wholesale channels in 2021 and beyond.

Procurement expense

Procurement expense consists of the cost of raw materials, supplies and inventory packaging, inbound shipping charges, employee wages and benefits, and other attributable overhead expenses incurred in the procurement and manufacturing of the Company’s finished goods. Procurement expense also includes expense associated with the Butcher Shop & Restaurant including food costs, direct labor and other attributable overhead expenses.

Three Months Ended September 30, 2021 compared to June 30, 2021

Procurement expense decreased $43,618 (2%) to $2,059,204 in the third quarter of 2021, compared to $2,102,822 in the previous quarter ended June 30, 2021. The decrease in procurement expense was due to fewer units being sold in the third quarter compared to the previous quarter.

Three Months Ended September 30, 2021 compared to September 30, 2020

Procurement expense increased $981,062 (91%) to $2,059,204 in the third quarter of 2021, compared to $1,078,142 in the same quarter in fiscal 2020. The increase in procurement expense was primarily driven by increased sales from the Company ramping up production and distribution to meet demand for its products as well as $171,402 in higher share-based compensation expense incurred for operational employees.

The Very Good Food Company | Management’s Discussion and Analysis

Nine months Ended September 30, 2021 compared to September 30, 2020

Procurement expense increased $3,988,283 (179%) to $6,214,272 in the nine months ended September 30, 2021, compared to $2,225,989 in the same period in fiscal 2020. The increase in procurement expense was primarily driven by higher sales from the Company ramping up production and distribution to meet demand for its products as well as $699,852 in higher share-based compensation expense incurred for operational employees.

Gross profit and adjusted gross profit

Gross profit consists of revenue less procurement expense. Adjusted gross profit is a non-GAAP measure calculated as total revenue less procurement expense. See “Non-GAAP Financial Measures” on page 17 for more information on management’s use of adjusted gross profit and a reconciliation thereof.

Three Months Ended September 30, 2021 compared to June 30, 2021

Gross profit was $476,893 or 19% of revenue in the third quarter of 2021, compared to $677,859 or 24% of revenue in the previous quarter ended June 30, 2021.

Excluding share-based compensation and the Butcher Shop & Restaurant procurement expense, adjusted gross profit was $783,375 or 31% of revenue in the third quarter of 2021, compared to $1,079,490 or 39% of revenue in the previous quarter of June 30, 2021. The decrease in adjusted gross profit is due to the change in sales mix between the eCommerce and wholesale channels which was weighted more towards the latter in the period. In the third quarter of 2021, the Company launched into US retail and prioritized retail orders over eCommerce by reserving inventory for the wholesale channel to securing listing and to meet fill requirements on orders received. This resulted in higher units sold in the wholesale channel and in retail revenue in the third quarter by $391,694 (86%) from $455,055 in Q2 2021. Margins in the wholesale channel are thinner than that of eCommerce due to the additional steps to get into retail.

Three Months Ended September 30, 2021 compared to September 30, 2020

Gross profit was $476,893 or 19% of revenue in the third quarter of 2021, compared to gross profit of $295,672 or 22% for the same period in fiscal 2020.

Excluding share-based compensation and the Butcher Shop & Restaurant procurement expense, adjusted gross profit was $783,375 or 31% of revenue in the third quarter of 2021, compared to adjusted gross profit of $387,131 or 28% in the third quarter of 2020. The increase in adjusted gross profit was primarily driven by an increase in operational efficiency achieved through maximizing the production footprint at the Victoria facility and from the ramp up of production at the Rupert Facility.

Nine months Ended September 30, 2021 compared to September 30, 2020

Gross profit was $1,745,589 or 22% of revenue in the nine months ended September 30, 2021, compared to gross profit of $574,168 or 21% for the same period in fiscal 2020.

Excluding share-based compensation and the Butcher Shop & Restaurant procurement expense, adjusted gross profit was $2,841,873 or 36% of revenue in the nine months ended September 30, 2021, compared to adjusted gross profit of $840,716 or 30% in the same period of 2020. The improvement in adjusted gross profit was primarily driven by an increase in operational efficiency achieved through maximizing the production footprint at the Victoria Facility and scaling of the Rupert facility.

The Very Good Food Company | Management’s Discussion and Analysis

Fulfilment expense

Fulfilment expense represents third-party fulfilment costs for picking and packing of inventory into orders, fulfilment packaging costs, direct fulfilment labor, outbound shipping and freight, and warehousing costs.

Three Months Ended September 30, 2021 compared to June 30, 2021

Fulfilment expense decreased $241,255 (12%) to $1,804,459 in the third quarter of 2021, compared to $2,045,714 in the previous quarter ended June 30, 2021. Fulfilment expense decreased mainly due to lower freight costs of $128,702 due to a decrease in eCommerce orders fulfilled during the period as well as a decrease of $188,247 in share-based compensation expense. This was partially offset by an increase in warehouse costs of $59,178. During the third quarter of 2021, VERY GOOD shipped 17,546 eCommerce orders compared to 24,057 in the previous quarter due to the strategic focus to prioritize the US retail launch.

Three Months Ended September 30, 2021 compared to September 30, 2020

Fulfilment expense increased $1,166,553 (183%) to $1,804,459 in the third quarter of 2021, compared to $637,906 in the same quarter in fiscal 2020. The increase in fulfilment expense was primarily driven by higher sales in both the eCommerce and wholesale channels as well as the ramp up of production. During the third quarter, 145,167 units were sold in the eCommerce channel and 143,478 in the wholesale channel compared to 99,869 units and 63,602 units respectively during the same period in fiscal 2020.

Nine months Ended September 30, 2021 compared to September 30, 2020

Fulfilment expense increased $4,703,569 (416%) to $5,833,068 in the nine months ended September 30, 2021, compared to $1,129,499 in the same period in fiscal 2020. The increase in fulfilment expense was primarily driven by higher sales in both the eCommerce and wholesale sales channels as well as the ramp up of production. During the nine months ended September 30, 2021, 559,458 units were sold in the eCommerce channel and 302,634 in the wholesale channel compared to 213,808 units and 125,431 units respectively during the same period in fiscal 2020.

General and administrative expense and adjusted general and administrative expense

General and administrative expense are primarily comprised of administrative expenses, salaries, wages and benefits, including associated share-based compensation not directly associated with other functions, non-production rent expense, depreciation and amortization expense on non-production assets and other non-production operating expenses. Administrative expenses include the expenses related to management, accounting, legal, information technology, and other support functions.

Adjusted general and administrative expense is a non-GAAP measure calculated as total general and administrative expense less share-based compensation and depreciation. See “Non-GAAP Financial Measures” on page 17 for more information on management’s use of adjusted general and administrative expense and a reconciliation to general administrative expense prepared in accordance with IFRS.

The Very Good Food Company | Management’s Discussion and Analysis

Three Months Ended September 30, 2021 compared to June 30, 2021

General and administrative expense increased $254,397 (4%) to $7,089,277 in the third quarter of 2021, compared to $6,834,880 in the previous quarter ended June 30, 2021. Excluding share-based compensation and depreciation expense, adjusted general and administrative expense increased $1,754,969 (79%) in the third quarter of 2021 compared to $2,208,555 in the second quarter. The increase in adjusted general and administrative expense was primarily driven by increased in legal and professional fees of $238,676, filing and transfer agent fees of $279,951, software license fees of $101,166 due to the implementation of a new ERP system to support manufacturing and growth, and general office expenses such as small equipment, repairs and maintenance, travel and consumables of $865,036 due to the higher volume of business activities.

Three Months Ended September 30, 2021 compared to September 30, 2020

General and administrative expense increased $5,198,570 (275%) to $7,089,277 in the third quarter of 2021 compared to $1,890,707 in the same period in fiscal 2020. Excluding share-based compensation and depreciation expense, adjusted general and administrative expense increased $2,497,403 (170%) in the third quarter of 2021, compared to $1,466,121 in the same period in fiscal 2020. The increase in adjusted general and administrative expense was primarily driven by increased wages and benefits of $1,070,721 and recruitment expense of $172,930 due to expansion of the management team to support planned growth, filing and transfer agent fees of $247,879, legal and professional fees of $95,576, software license fees of $121,274 as the Company implements a new ERP system to support manufacturing and growth, and general office expenses such as small equipment, repairs and maintenance, property tax, insurance, travel and consumables of $882,007 due to the higher volume of business activities.

Nine months Ended September 30, 2021 compared to September 30, 2020

General and administrative expense increased $20,272,192 (628%) to $23,498,714 in the nine months ended September 30, 2021, compared to $3,226,522 in the same period in fiscal 2020. Excluding share-based compensation and depreciation expense, adjusted general and administrative expense increased $6,043,562 (259%) in the nine months ended September 30, 2021 compared to $2,329,353 in the same period in fiscal 2020. The increase in adjusted general and administrative expense is driven by an increase in wages and benefits of $2,700,282 and recruitment expense of $323,930 due to expansion of the management team to support planned growth, legal and professional fees of $667,491, filing and transfer agent fees of $384,823, software license fees of $148,407 as the Company implements a new ERP system to support manufacturing and growth, and general office expenses such as small equipment, education and training, repairs and maintenance, property tax, insurance, travel and consumables of $1,483,239 due to the higher volume of business activities.

Marketing and investor relations expense

Three Months Ended September 30, 2021 compared to June 30, 2021

Marketing and investor relations expense decreased $400,891 (16%) to $2,178,765 in the third quarter of 2021, compared to $2,579,656 in the previous quarter ended June 30, 2021. The decrease in marketing and investor relations expense was mainly due to decrease of $175,844 in marketing expenses related to a change in service providers in Canada who assist with digital marketing initiatives to raise brand awareness, increase eCommerce traffic and conversion resulting in lower customer acquisition fees; investor relations expense decreased by $233,083 as there were fewer investor relation providers used in the third quarter.

The Very Good Food Company | Management’s Discussion and Analysis

Three Months Ended September 30, 2021 compared to September 30, 2020

Marketing and investor relations expense increased $813,213 (60%) to $2,178,765 in the third quarter of 2021, compared to $1,365,552 in the same quarter in fiscal 2020 mainly due to the increase of $432,997 in digital marketing initiatives to raise brand awareness and increase eCommerce traffic and conversion as well as an increase of $201,293 in wages and benefits and $183,548 in share-based compensation due to the expansion of the marketing team to support sales growth.

Nine months Ended September 30, 2021 compared to September 30, 2020

Marketing and investor relations expense increased $4,635,409 (204%) to $6,904,766 in the nine months ended September 30, 2021, compared to $2,269,357 mainly due to an increase in digital marketing initiatives of $3,079,501, wages and benefits of $485,289 and share-based compensation expense of $740,672 for the same reasons mentioned above.

Pre-production expense

Pre-production expense includes wages and benefits, right-of-use assets and property and equipment depreciation expense and other operating expense related to the commissioning of the Rupert Facility, the Patterson Facility, the Mount Pleasant and the newly located Victoria Flagship Stores which are not yet in operation. These pre-production expenses will be included as part of procurement expense once these sites are in operation.

Three Months Ended September 30, 2021 compared to June 30, 2021

Pre-production expense increased $670,721 (102%) to $1,327,009 in the third quarter of 2021, compared to $656,288 in the previous quarter ended June 30, 2021. Pre-production expense increased due to the costs incurred for scaling existing and new SKUS, including Butcher’s Select, for the market to meet consumer demand.

Three Months Ended September 30, 2021 compared to September 30, 2020

Pre-production expense was $1,327,009 in the third quarter of 2021, compared to $nil in the same quarter in fiscal 2020 due to the Company not taking possession of the Rupert Facility until January 2021.

Nine months Ended September 30, 2021 compared to September 30, 2020

Pre-production expense was $2,868,832 in the nine months ended September 30, 2021, compared to $nil in the same period in fiscal 2020 for the same reason noted above.

Selected Financial Information

As at	September 30,	December 31,

	2021	2020

Total assets	$60,148,546	$35,182,597

Total liabilities	32,329,318	7,540,254

Share capital	62,907,824	39,335,150

The Very Good Food Company | Management’s Discussion and Analysis

Total assets

Total assets increased $24,965,949 to $60,148,546 as at September 30, 2021 from $35,182,597 as at December 31, 2020; primarily due to the increase in right-of-use assets of $12,261,265 and in property and equipment of $11,661,317 from taking possession of the Rupert Facility and commissioning Line 1, it’s first of two production lines. As of September 30, 2021, the Company had cash and cash equivalents of $10,548,513.

Total liabilities

Total liabilities increased $24,789,064 to $32,329,318 as at September 30, 2021 from $7,540,254 as at December 31, 2020; primarily due to an increase of $12,565,197 in lease liabilities relating to right-of-use assets including the Rupert Facility and an increase in accounts payable and accrued liabilities of $5,187,251 from the ramp-up of operations and financing costs related to the closing of the Credit Facility. The Company also had $3,475,875 in advances on its Credit Facility and recorded $1,048,000 in contingent consideration liabilities related the acquisition of The Cultured Nut and Lloyd-James.

Share Capital

Share capital increased $23,572,674 to $62,907,824 at September 30, 2021, compared to $39,335,150 as at December 31, 2020; primarily due to $20,700,575 for the issuance of common shares for cash, $4,174,995 for the issuance of common shares units for warrants exercised and $1,156,437 for common shares issued for the acquisition of The Cultured Nut and Lloyd-James, partially offset by $3,195,656 in share issue costs.

QUARTERLY RESULTS

The following table presents certain unaudited financial information for each of the eight quarters up to and including the quarter ended September 30, 2021. The information has been derived from our unaudited quarterly condensed interim consolidated financial statements.

	Three Months Ended

	September 30, 2021	June 30, 2021	March 31, 2021	December 31, 2020

Revenue	$2,536,097	$2,780,681	$2,643,083	$1,836,682

Net loss	$(13,699,706)	$(12,500,733)	$(15,028,576)	$(5,813,132)

Comprehensive loss	$(13,724,506)	$(12,496,272)	$(15,024,102)	$(5,806,392)

Loss per share (basic and diluted)	$(0.13)	$(0.13)	$(0.15)	$(0.06)

Number of eCommerce orders	17,546	24,025	23,181	13,580

	Three Months Ended

	September 30, 2020 (1)	June 30, 2020	March 31, 2020	December 31, 2019

Revenue	$1,373,814	$1,087,790	$338,553	$328,866

Net loss and comprehensive loss	$(4,497,107)	$(2,418,655)	$(1,129,986)	$(829,059)

Loss per share (basic and diluted)	$(0.06)	$(0.05)	$(0.02)	$(0.02)

Number of eCommerce orders	13,107	11,194	2,441	1,511

(1) The September 30, 2020 quarterly revenue has been restated to reflect adjustments made at December 31, 2020 to reclass sales discounts and promotions through various programs that was previously recorded as advertising and promotion expense to a reduction of revenue. The reclassification of expense has no impact to net loss and comprehensive loss for the quarter. As a result of the adjustments recorded, revenue for the three month period ended September 30, 2020 has decreased from $1,393,234 to $1,373,814.

The Very Good Food Company | Management’s Discussion and Analysis

Revenue have increased over the last eight quarters. The sales growth has been achieved in both the eCommerce and wholesale channels where we have seen a growing demand for our products online. During the third quarter of 2020, the Company started selling products through its US eCommerce website where we have seen further revenue growth. Furthermore, the Company made significant efforts to increase production capacity in the second half of 2020 and partnered with new 3PL providers to maximize the production footprint at the Victoria Facility. VERY GOOD took possession of the Rupert Facility in January 2021 and started to commission its firs production line, Line 1, in April with small quantities of saleable product being produced in May 2021 and production significantly ramping up each quarter. The increase in net loss and comprehensive loss is mainly attributed to the ramping up of production and building the infrastructure to support the sale of the Company’s products including distribution resulting in higher outbound shipping and 3PL logistic costs. The Rupert Facility will continue to incur ramp-up and commissioning costs over the next several months as it continues to scale production and commission Line 2. The Company also incurred higher general and administration expense due to the hiring of employees for growth and increased office expense, recruitment fees, information technology and licensing cost with the build out of the teams in both Victoria and Vancouver to support its next phase growth. Further fluctuations in net loss have been impacted by the timing and amount of share-base compensation expense related to the fair value of stock options and warrants granted. The Company expects to incur further losses in the development of its business and has significant capital projects planned. The continued operations are dependent on management’s ability to manage cost, raise additional equity or debt. The Company has a Credit Facility to support its operations and capital purchases for expansion and will continue to raise capital in the markets as needed to support its strategic growth plans.

CAPITAL MANAGEMENT

The Company’s primary objective when managing capital is to maintain a capital structure that allows financing options to the Company in order to benefit from potential opportunities as they arise. The Company manages its capital structure and adjusts it based on the funds available to the Company in order to maintain existing operations and fund expansion opportunities. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company is continually evaluating expansion opportunities both domestically and within certain international markets. Depending on the timing and scope of expansion opportunities identified, there will be a requirement for the investment of additional capital for the Company to continue to successfully execute on its growth strategy. Based on the ongoing analysis of potential growth opportunities, the Company is not able to currently quantify any specific non-committed future capital requirements.

The Company has historically relied on debt and more recently the equity markets to fund its activities. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable to ensure optimal capital structure to reduce cost of capital.

The following table summarizes our cash flows as at September 30, 2021 and 2020:

		Nine months ended June 30

	2021	2020

Operating activities	$ (22,455,423)	$ (5,023,146)

Investing activities	(12,639,990)	(242,286)

Financing activities	20,573,768	12,999,586

Effect of foreign exchange on cash and cash equivalents	(13,925)	(80)

Net changes in cash and cash equivalents	$ (14,535,570)	$ 7,734,074

The Very Good Food Company | Management’s Discussion and Analysis

Operating activities

Net cash used in operating activities for the nine months ended September 30, 2021 was $22,455,423 resulting from the net loss for the period of $41,229,015; partially offset by a change in non-cash expenses related to share-based compensation of $18,406,456, finance expense of $1,867,040, depreciation of $1,457,763 and shares and units issued for services of $227,471. During the comparative period ending September 30, 2020, net cash used in operating activities was $5,023,146 resulting from the net loss for period of $8,045,668; partially offset by a change in non-cash working capital of $1,357,262 related to loss on settlement of debt, non-cash expenses related to share-based compensation of $829,337, shares and units issued for services of $58,086, finance expense of $337,577 and depreciation of $271,982.

Investing activities

Net cash used in investing activities for the nine months ended September 30, 2021 was $12,639,990 primarily attributed to capital expenditures and leasehold improvements incurred for the commissioning of the Rupert Facility. In addition, the Company paid $1,250,000 for the acquisition of the Cultured Nut and Lloyd-James combined. During the comparative period ending September 30, 2020, net cash used in investing activities was $242,286 related to the restaurant and production equipment used in the Victoria Facility.

Financing activities

Net cash received from financing activities for the nine months ended September 30, 2021 was $20,573,768 mainly due to $18,378,261 from the issuance of common share units for cash, $2,384,483 received from the exercise of warrants and $116,099 received from the exercise of stock options; this was partially offset by payments of lease liabilities of $1,040,221, repayment of loans payable of $555,000, and deferred financing cost of $2,129,801. During the comparative period ended September 30, 2020, net cash received from financing activities was $12,999,586 primarily due to $11,476,080 from the issuance of common share units for cash, $2,330,206 received from the exercise of warrants; partially offset by a payment of non-current lease deposits of $747,791.

During the nine months ended September 30, 2021, the Company received a total of $3,475,875 in advances pursuant to the Credit Facility and recognized the net present value of the credit facility fee payable of $2,288,965, with a corresponding discount of $231,035. During the nine months ended September 30, 2021, the Company paid interest expense of $55,928. As at September 30, 2021, a total of $5,294,078 in the Credit Facility and credit facility fee payable is outstanding, net of an unamortized discount of $176,797, and $26,679 is outstanding for interest, which is included in accounts payable and accrued liabilities.

Prospectus Offerings Use of Proceeds

On June 17, 2020, the Company completed its IPO in Canada consisting of 16,100,000 common shares at $0.25 per common share for proceeds of $4,025,000. The following table provides an update on the anticipated use of proceeds raised, along with amounts expended.

	Proposed Use of Proceeds	Approximate Use of Proceeds to September 30, 2021

Build out of Mount Pleasant (less tenant improvement allowance)	$ 1,147,000	$ 741,235

Direct research and development expenses	150,000	150,000

General corporate & other working capital	2,231,000	2,231,000

Offering expenses and underwriter fees	497,000	374,365

Total	$ 4,025,000	$ 3,496,600

The Very Good Food Company | Management’s Discussion and Analysis

On August 7, 2020, the Company closed an agreement with Canaccord Genuity Corp. pursuant to which they agreed to purchase, on a bought deal basis (the “August Bought Deal”), 6,555,000 units at $1.30 per unit, for aggregate gross proceeds to the Company of $8,521,500. The following table provides an update on the anticipated use of proceeds raised in the financing, along with amounts expended.

	Proposed Use of Proceeds	Approximate Use of Proceeds to September 30, 2021

Expansion to the United States	$ 3,500,000	$ 2,478,849

Direct research and development expenses	750,000	745,143

Accretive acquisitions	1,500,000	1,250,000

General corporate & other working capital	1,739,780	1,739,780

Offering expenses and underwriter fee	1,031,720	798,553

Total	$ 8,521,500	$ 7,012,324

On December 4, 2020, the Company closed an agreement with Canaccord Genuity Corp. pursuant to which they agreed to purchase, on a bought deal basis (the “December Bought Deal”), 3,778,900 units at $3.50 per unit, for aggregate gross proceeds to the Company of $13,226,150. The following table provides an update on the anticipated use of proceeds raised in the financing, along with amounts expended.

	Proposed Use of Proceeds	Approximate Use of Proceeds to September 30, 2021

Commencement of operations at Rupert Facility	$ 10,000,000	$ 10,000,000

General corporate & other working capital	1,918,058	1,918,058

Offering expenses and underwriter fee	1,308,092	1,298,002

Total	$ 13,226,150	$ 13,216,060

On July 2, 2021, the Company closed an agreement with Canaccord Genuity Corp. pursuant to which they agreed to purchase, on a bought deal basis (the “July Bought Deal”), 5,594,750 units at $3.70 per unit, for aggregate gross proceeds to the Company of $20,700,575. The following table provides an update on the anticipated use of proceeds raised in the financing, along with amounts expended.

	Proposed Use of Proceeds	Approximate Use of Proceeds to September 30, 2021

Commencement of operations at Patterson Facility	$ 9,750,000	$ 150,000

US eCommerce & wholesale expansion efforts	3,000,000	3,000,000

International eCommerce launches	2,000,000	35,212

General corporate & other working capital	4,501,534	4,501,535

Offering expenses and underwriter fee	1,449,041	2,322,314

Total	$ 20,700,575	$ 10,009,061

The Very Good Food Company | Management’s Discussion and Analysis

OUTSTANDING SHARES, OPTIONS, AND WARRANTS

The Company is authorized to issue an unlimited number of common shares. The table below outlines the number of issued and outstanding common shares, warrants and options as at the dates indicated.

	As at November 24,	As at September 30,	As at December 31,

	2021	2021	2020

Common shares	118,483,464	103,456,964	96,640,432

Warrants	13,198,058	5,706,558	2,889,367

Stock options	8,688,331	8,601,131	3,852,639

Common Shares

Common shares increased by 6.8 million during the nine months ended September 30, 2021 primarily due to the following transactions:

•	5.6 million shares and units issued for cash

•	0.7 million shares and units issued for warrants exercised

•	0.2 million shares issued for acquisitions

•	0.2 million shares issued for stock options exercised

•	0.1 million shares and units issued for finder’s fees and for services

Warrants

The number of outstanding warrants increased during the nine months ended September 30, 2021 by 3.6 million due to the exercise of 0.3 million broker and agent warrants, including unit warrants exercisable for both shares and warrants, offset by the concurrent issuance of 0.1 million warrants resulting from the exercise of such unit warrants, issuance of 0.2 million warrants to Waygar Capital related to the credit facility obtained during the nine months ended September 30, 2021 and issuance of 3.2 million warrants in connection with the bought deal prospectus offering closed on July 2, 2021.

Stock Options

Stock options increased by 4.7 million during the nine months ended September 30, 2021 due to the following transactions:

•	5.2 million stock options granted to directors, officers, employees and consultants

•	0.2 million stock options exercised

•	0.3 million stock options cancelled

OFF-BALANCE SHEET AGREEMENTS

The Company does not have any off-balance sheet arrangements such as obligations under guarantee contracts, a retained or contingent interest in assets transferred to an unconsolidated entity, any obligation under derivative instruments or any obligation under a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the Company or engages in leasing or hedging services with the Company.

The Very Good Food Company | Management’s Discussion and Analysis

FINANCIAL RISK MANAGEMENT

The Company is exposed to varying degrees to a variety of financial related risks in the normal course of operations including interest rate risk, credit risk, concentration of credit risk, liquidity risk, foreign currency risk, commodity price risk and equity risk. The Board approves and monitors the risk management processes, inclusive of counterparty limits, controlling and reporting structures.

Interest Risk

The Company’s exposure to interest risk relates to its investment of surplus cash and cash equivalents, including restricted and unrestricted short-term investments. The Company may invest surplus cash in highly liquid investments with short terms to maturity and would accumulate interest at prevailing rates for such investments. At September 30, 2021, the Company had cash and cash equivalents of $10,548,513 (December 31, 2020 - $25,084,083) and a 1% change in interest rates would increase or decrease interest income by approximately $105,000 (December 31, 2020 - $250,000).

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, security deposits and receivables. The carrying amount of cash and cash equivalents, security deposits, and trade and other receivables represent the maximum exposure to credit risk, and as at September 30, 2021, this amounted to $15,210,209 (December 31, 2020 - $26,826,938).

The Company’s cash and cash equivalents are held through large Canadian financial institutions and no losses have been incurred in relation to these items. The Company’s receivables are comprised of trade accounts receivable and GST receivable. At September 30, 2021, the Company has $266,862 (December 31, 2020 - $43,153) in trade accounts receivable outstanding over 60 days, of which the Company has recognized an allowance for doubtful accounts of $47,333 (December 31, 2020 - $39,917).

Concentration of Credit Risk

Concentration of credit risk is the risk of reliance upon a select number of customers which significantly impact the financial performance of the Company. The Company recorded sales from 3 wholesale distributors of the Company representing 13% (2020 – 21%) of total revenue during the nine months ended September 30, 2021. Of the Company’s trade receivables outstanding at September 30, 2021 and December 31, 2020, 70% and 81% are held with 5 customers and 3 customers of the Company respectively.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to pay financial instrument liabilities as they come due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. As at September 30, 2021, the Company has $10,548,513 (December 31, 2020 – $25,084,083) of cash and cash equivalents. The Company is obligated to pay accounts payable and accrued liabilities, the current portion of the lease liabilities, and the current portion of loans payable and other liabilities with a carrying amount of $9,601,553 (December 31, 2020 - $2,018,663) and contingent consideration of $1,048,000 within the next year (see also note 1).

As mentioned in the “Events After The Reporting Period” section on page 32, on October 19, 2021, the Company closed a SEC-registered direct offering with certain institutional investors for the purchase and sale of aggregate 15,000,000 units of the Company (the “Units”) at a price of US$2.00 per Unit for gross proceeds to the Company of US$30,000,000. Net proceeds received were US$28,045,000 after related financing fees. VERY GOOD intends to use the net proceeds from the Offering to scale its operations, to expand its geographical reach, for accretive acquisitions within the plant-based food sector, for research and development, for marketing initiatives and for general corporate and other working capital purposes.

Foreign Currency Risk

The Company is exposed to foreign currency risk on fluctuations related to cash, accounts receivable, accounts payable and accrued liabilities, and deferred revenue that are denominated in US dollars. As at September 30, 2021, a 10% appreciation of the Canadian dollar relative to the US dollar would have increased net financial liabilities by approximately $3,346 (December 31, 2020 – $102,312). A 10% depreciation of the Canadian dollar relative to the US dollar would have had the equal but opposite effect.

The Very Good Food Company | Management’s Discussion and Analysis

Commodity Price Risk

The Company is exposed to price risk with respect to commodity prices. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices of raw materials to determine the appropriate course of action to be taken by the Company.

Equity Price Risk

In recent years, securities markets have experienced extremes in price and volume volatility. The market price of securities of many early-stage companies, among others, have experienced fluctuations in price which may not necessarily be related to the operating performance, underlying asset values or prospects of such companies. It may be anticipated that any market for the Company’s shares will be subject to market trends generally and the value of the Company’s shares on a stock exchange may be affected by such volatility.

Fair Value of Financial Instruments

At September 30, 2021, the carrying value of the Company’s cash and cash equivalents, accounts receivable, deposits, accounts payable and accrued liabilities, and loans payable and other liabilities, all of which are carried at amortized cost, approximate their fair value given their short-term nature or discount rate applied.

The Company does not have any financial instruments measured at fair value in the condensed interim consolidated statement of financial position, except for its contingent consideration, which was estimated at fair value as part of the preliminary purchase price allocations in note 9 and for which there has been no change in fair value to September 30, 2021.

RELATED PARTY TRANSACTIONS

The Company’s key management personnel have the authority and responsibility for planning, directing and controlling the activities of the Company and consists of the Company’s executive management and directors. Compensation expense was as follows:

	Three months ended September 30,		Nine months ended September 30,

	2021	2020	2021	2020

Salaries incurred to key management personnel	$ 543,938	$ 290,594	$ 1,084,246	$ 389,715

Professional fees incurred to the former CFO	–	47,250	–	147,656

Directors fees	25,558	–	31,558	–

Share-based compensation	1,846,989	208,312	9,933,230	500,597

	$ 2,416,485	$ 546,156	$ 11,049,034	$ 1,037,968

The Very Good Food Company | Management’s Discussion and Analysis

EVENTS AFTER THE REPORTING PERIOD

On October 7, 2021, Justin Steinbach joined the Board of Directors. Mr. Steinbach is a global leader in the consumer and packaged goods (“CPG”) and food service industries. Based in Europe for the past 10 years, Mr. Steinbach has worked with major food brands such as Danone and Barilla where he currently serves as Global Vice-President of Food Service for the Barilla Group, the world leader in pasta. Prior to joining Barilla, he previously led global sales development & marketing for Danone’s Food Service division and was responsible for building strategic global partnerships with Starbucks, McDonald’s and Subway.

On October 13, 2021, The Very Good Food Company commenced trading on the NASDAQ Capital Market under the ticker symbol “VGFC” as discussed on page 5. We believe the Nasdaq listing will increase VERY GOOD’s visibility in the marketplace, improve liquidity, broaden and diversify its shareholder base, and enhance long-term shareholder value. We plan to accelerate the Company’s business strategy focused on global expansion into the US and Europe with this US listing.

On October 19, 2021, the Company completed a SEC-registered direct offering for gross proceeds of US$30,000,000 as discussed on page 30. VERY GOOD intends to use the net proceeds from the Offering to scale its operations, to expand its geographical reach, for accretive acquisitions within the plant-based food sector, for research and development, for marketing initiatives and for general corporate and other working capital purposes.

On November 16, 2021, the Company entered into loan agreements with its Chief Executive Officer (CEO), Mitchell Scott, and its Chief Research & Development Officer (CRDO), James Davison, to provide individual loans in the amounts of $750,000 and $500,000 to the CEO and CRDO, respectively (collectively, the “Loans”). With the express consent of the CEO and CRDO, the Loans were amended on November 23, 2021 such that all accrued principal and interest under the CEO Loan is now immediately due and payable and the CRDO Loan is due and payable within 60 days. It is anticipated that the CEO will pay his Loan in full by December 1, 2021 and the CRDO will pay his Loan in full on or before maturity. Until repayment, the Loans continue to bear interest at a rate of 9% per annum, payable monthly, and, if for any reason a Loan is not paid in full on or before January 18, 2022, the Loan will be secured by certain financial assets commencing on such date. Moreover, the CRDO Loan provides for scheduled repayments prior to maturity.

CRITICAL ACCOUNTING ESTIMATES

The preparation of these condensed interim consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period that could result in a material adjustment to the carrying amounts of assets and liabilities in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

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The inputs, including the forecast future volatility of the stock price, the risk-free interest rate, dividend yield and the expected life of the stock options, used in calculating the fair value for share-based compensation expense included in comprehensive loss.

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The valuation of shares and other equity instruments issued in non-cash transactions. When non-cash transactions are entered into with employees and those providing similar services, the non-cash transactions are measured at the fair value of the consideration given up using market prices.

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Amortization of right-of-use assets and property and equipment are dependent upon the estimated useful lives, which are determined through the exercise of judgement. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets.

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Inventory is carried at the lower of cost or net realizable value. The determination of net realizable value involves significant management judgement and estimates, including the estimation of future market demand, costs and prices.

The Very Good Food Company | Management’s Discussion and Analysis

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Assessing whether an acquisition is a business combination or an asset acquisition and assessing whether the amount paid on achievement of milestones represents contingent consideration or compensation for post-acquisition services. Accounting for acquisitions requires estimates with respect to the fair value of the assets acquired and liabilities assumed.

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Impairment of non-financial assets such as goodwill, right of use assets and property and equipment. This assessment includes a consideration of external and internal indicators that the asset may be impaired.

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The lease liability and right of use asset valuation is based on the present value of the lease payments over the lease term. The lease term is determined as the non-cancellable term of the lease, which may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. The Company applies judgment in evaluating whether it is reasonably certain whether or not to exercise the option to extend or terminate the lease, and any modifications to the lease term will result in the revaluation of the lease. The present value of the lease payments is dependent on the incremental borrowing rate used, which we apply estimates in determining the rates.

RISKS AND UNCERTAINTIES

VERY GOOD is subject to a number of risks and uncertainties related to its businesses that may have adverse effects on its results of operations and financial position. Details on some of these can be found in VERY GOOD’s most recent Annual Information Form (“AIF”) filed with Canadian securities regulatory authorities at www.sedar.com which is also available on EDGAR at www.sec.gov. Readers should carefully review and evaluate these risk factors together with all of the other information contained in this discussion and analysis. Furthermore, it should be noted that the risk factors described in the AIF are not the only risk factors facing VERY GOOD and it may be subject to risks and uncertainties not described therein or that it is not presently aware of or that it may currently deem insignificant.

BOARD APPROVAL

The Board of Directors oversees management’s responsibility for financial reporting and internal control systems through an Audit Committee. This Committee meets periodically with management and annually with the independent auditors to review the scope and results of the annual audit and to review the financial statements and related financial reporting and internal control matters before the financial statements are approved by the Board of Directors and submitted to the shareholders of the Company.

The Board of Directors of the Company has approved the financial statements and the disclosure contained in this MD&A.

CONTROLS CERTIFICATION

In connection with National Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings (“NI 52-109”), the Chief Executive Officer and Chief Financial Officer, will file a Venture Issuer Basic Certificate with respect to the financial information contained in condensed interim consolidated financial statements and the audited annual financial statements and respective accompanying Management’s Discussion and Analysis. The Venture Issuer Basic Certification does not include representations relating to the establishment and maintenance of disclosure controls and procedures and internal control over financial reporting, as defined in NI 52-109.